SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated November 24, 2003

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☒               Form 40-F    ☐

Enclosures:

1.                                        Nokia Press Release dated November 24, 2003 and titled:

Nokia Names Mary T. McDowell to Head Enterprise Solutions

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2003		Nokia Corporation

	By:	/s/ Ursula Ranin
Name: Ursula Ranin
Title: Vice President, General Counsel

PRESS RELEASE

November 24, 2003

Nokia Names Mary T. McDowell to Head Enterprise Solutions

Industry innovator to drive extended mobility to enterprise, joins Nokia Management

Jorma Ollila, Chairman and CEO of Nokia, today announced the appointment of Mary T. McDowell as Senior Vice President and General Manager, Enterprise Solutions, and member of the Nokia Group Executive Board, as of January 1st, 2004.

McDowell will oversee the Enterprise Solutions business group, which is focused on bringing the benefits of mobility to the enterprise market. In this role, McDowell will oversee Enterprise Solutions’ business, which includes its mobile business devices range as well as security and mobile connectivity solutions specifically tailored for enterprise needs.

“Mary understands the strategic advantage mobility offers companies seeking a competitive edge,” says Jorma Ollila, Chairman and CEO of Nokia. “Not only does Mary add a wealth of knowledge and experience in the enterprise space, she also brings an impressive track record of success in building new businesses, and outstanding communication and leadership skills. Equally important, Mary shares our passion for mobility and our vision of Connecting People. We warmly welcome her to the Nokia family.”

Most recently, McDowell held the position of senior vice president of Strategy and Corporate Development at Hewlett Packard, where she was responsible for the overall strategic planning process for the US-based company. During her 17 years with Hewlett Packard-Compaq, McDowell has served for 5 years as Senior Vice President and General Manager of Industry-Standard Servers, a $7 billion business, and led its expansion into new technology areas as well as business model transformation. McDowell helped create and build this business, the world’s largest server franchise, which has held number one market share in a highly competitive segment for over a decade. She joined Compaq as a systems engineer in 1986.

In 2000, McDowell was named one of the Top 20 Women in Technology in Houston. She serves on the Board of Visitors for the College of Engineering at the University of Illinois.  She holds a bachelor’s degree in computer science from the College of Engineering at the University of Illinois.

About Enterprise Solutions

The target of Nokia’s new business group, Nokia Enterprise Solutions, is the enterprise market. Bringing extended mobility to the enterprise is one of Nokia’s three key strategies. The group focuses on mobile business devices and providing IP network perimeter security (firewalls and VPN), secure content management (anti-virus scanning and SPAM filtering), and mobile connectivity (remote access VPN and content) solutions designed to help companies mobilize their workforces and increase productivity while ensuring the security and reliability of their networks. The new business group combines various corporate activities of Nokia Mobile Phones and Nokia Ventures Organization into a single organizational entity.

About Nokia

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and reliable solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

Media Enquiries:

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Nokia Communications

Tel:  + 358 7180 34900

E-mail: press.office@nokia.com

Nokia Communications, Enterprise Solutions

Megan Matthews

Tel: +1 972 894 4267

www.nokia.com

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